Exhibit 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

As independent petroleum engineers, we hereby consent to the incorporation by reference into or inclusion in this Current Report on Form 8-K (including any amendments or supplements thereto, related appendices, and financial statements) (this “Current Report”) of Talos Energy Inc. (the “Company”) of our firm’s reserves report dated April 11, 2023, prepared for the Company as of December 31, 2022. The April 11 report sets forth the reserves and future revenue, as of December 31, 2022, to the EnVen Energy Ventures, LLC interest in certain oil and gas properties located in federal waters in the Gulf of Mexico. We hereby further consent to all references to our firm or such letters included in or incorporated by reference into this Current Report.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Richard B. Talley, Jr.
Richard B. Talley, Jr., P.E.
Chief Executive Officer

Houston, Texas

April 11, 2023